March 28, 2007


VIA EDGAR
---------
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Cecilia D. Blye

     RE:  SEC Comment Letter, dated February 21, 2007
          Willis Group Holdings Limited
          Form 10-K for Fiscal Year Ended December 31, 2005
          Filed March 28, 2006
          File No. 1-16503

Dear Ms. Dye:

On behalf of Willis Group Holdings Limited, a Bermuda corporation (the "Company"), please find the Company's response to the comment letter to Patrick Regan of the Company, dated February 21, 2007 from the Staff of the Securities and Exchange Commission (the "Commission") relating to the above referenced Form 10-K (the "2005 10-K").

For reference purposes, the Staff's comments as reflected in the Staff's letter of February 21, 2007, are reproduced in boldface text in numerical sequence in this letter, and the response of the Company are shown in plain text below.


General -
-------

1. The "Global Retail Network" section of your website lists an office in Iran with a staff of 25. That section of your website also states that your offices in Egypt "can also assist in Sudan...." Iran and Sudan are identified by the U.S. as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Your Form 10-K does not include any information on your business in Iran or Sudan. Please describe for us your past, current, and any anticipated operations in, and other contacts with, Iran and Sudan, whether through direct or indirect arrangements. In your description, describe the insurance products and services that are provided into Iran and Sudan. Your response should describe any agreements, commercial arrangements or other contacts with the governments of Iran and Sudan or entities controlled by those governments.

2. Please discuss the materiality of the activities and other contacts described in response to the foregoing comment, and whether they constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and any subsequent period. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value.

     For example, we note that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism. The Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. California, Connecticut, Illinois, Maine, Oregon and New Jersey have adopted, and other states are considering, legislation prohibiting the investment of certain state assets in, and/or requiring the divestment of certain state assets from, companies that do business with Sudan. Harvard University, Stanford University, Yale University, the University of California, and other academic institutions have adopted policies prohibiting investment in, and/or requiring divestment from, companies that do business with Sudan. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran and Sudan.

     Your qualitative materiality analysis also should address whether, and the extent to which, the Iranian and Sudanese governments or entities controlled by those governments have received cash or acted as intermediaries in connection with your operations.

Willis is committed to complying with all applicable laws and regulations, including the US law that is the subject of your comments. In order to respond to your comments, we have conducted a review of the operations of both the Company's US and non-US subsidiaries.

The Company provides insurance brokerage, reinsurance and risk management consulting services to clients located in approximately 190 countries. These clients include major multinational and middle-market companies in a variety of industries, as well as public institutions and individual clients. In our capacity as an advisor and broker, we act as an intermediary between our clients and the insurance and reinsurance markets, helping our clients determine the means of managing risk, and negotiating and placing insurance risks with insurance or reinsurance markets.

Upon receipt of your letter, the Company immediately reviewed its website and determined that our website incorrectly contained references to an office and staff in Iran. The Iranian office referred to on the website was not a Willis or Willis subsidiary office, but the office of an unaffiliated broker to whom some of the Company's non-US subsidiaries have referred clients from time to time. Inasmuch as the reference to an office in Iran was erroneous, we immediately removed this reference from our website on February 22, 2007. With respect to Sudan, neither the Company nor any of its subsidiaries maintains an office or other physical presence in Sudan.

As you requested, we also reviewed our contacts with Iran and Sudan. Our review resulted in a finding that some non-US subsidiaries of the Company received approximately $2.8 million of income with respect to insurance coverages placed on behalf of both private and government- owned Iranian clients in 2004, approximately $1.7 million in 2005 and approximately $2.4 million in 2006. In addition, non-US subsidiaries of the Company placed insurance coverage for these clients with insurers or reinsurers domiciled in Iran of approximately $400,000 in 2004, $1.3 million in 2005, and $1.2 million in 2006. We have used our best efforts to identify insurers owned by the Iranian government and we believe that, of these amounts, we placed approximately $250,000 in 2004, $275,000 in 2005, and $116,000 in 2006 with insurance or reinsurance companies domiciled in Iran that were owned in whole or in part by the Iranian government.

With respect to Sudan, non-US subsidiaries of the Company received on behalf of Sudanese clients approximately $1 million in income with respect to insurance coverages placed in 2004, $550,000 in 2005, and $874,000 in 2006. In addition, non-US subsidiaries of the Company received approximately $100,000 in income with respect to a non-Sudanese client with operations in Sudan. Approximately $1 million in 2004, $550,000 in 2005, and $874,000 in 2006 of these revenue amounts were for Sudanese clients owned in whole or part by the Sudanese government. To the best of our knowledge, no insurance coverage was placed with insurers or reinsurers owned by the Sudanese government. Based on our review, any compensation paid to the Company's non-US subsidiaries with respect to any insurance coverage placed for Iranian or Sudanese clients would have been paid out of the premium charged by the client's insurers or reinsurers.

To the best of our belief, there are no written agreements with any Iranian clients and only one agreement between a non-US subsidiary of the company and an international client's branch in Sudan. All other clients in Iran or Sudan, as with any client that does not have a written agreement with the Company, would have been provided a copy of the general terms upon which the applicable non-US subsidiary does business. The total revenue received with respect to insurance coverages placed on behalf of Iranian and Sudanese clients for each of these years constituted less than two-tenths of one percent of total revenues for the Company for each of those years.

In connection with our review and after careful consideration, the Company has determined that neither the Company nor any of its subsidiaries will be permitted to maintain an office or other physical presence in Iran or Sudan or enter into any agreement to provide services for the Iranian or Sudanese governments or Iranian or Sudanese-owned business entities. The Company's non-US subsidiaries are commencing an orderly termination of this business in accordance with this policy. To the extent some of our other clients may occasionally conduct activities in Iran or Sudan, any services would be provided by non-US subsidiaries of the Company in accordance with applicable law.

The Company has considered both quantitative and non-quantitative factors, such as the impact of such business activities on the Company's reputation and share value, with respect to its business activities of its non-US subsidiaries with Iranian and Sudanese clients. As discussed above, the activities are not quantitatively material to the financial statements of the Company and we do not believe these activities are likely to be viewed by investors as qualitatively material. In addition, as described above, the Company is adopting a policy ceasing the aforementioned activities in those countries. From 2001 through 2007, the Company's common stock has traded on The New York Stock Exchange. In addition, the Company's US subsidiary is currently an issuer of $1.2 billion in principal amount of debt securities that the Company believes are widely held by a variety of institutional and individual investors. Given the limited amount of revenues and the fact that we are ceasing the aforementioned activities, the Company believes that investors are not likely to view this as important in making an investment decision regarding the Company's securities.

The Company is aware of the legislation and guidelines referred to by the Staff that have been adopted by certain states and organizations permitting or requiring divestment from, or reporting of interest in, companies that do business with certain US designated state sponsors of terrorism. We do not believe that such legislation has, to date, had a material impact on our reputation or share value. We will continue to monitor the status of this legislation, as well as legislation proposed, but not yet enacted by several other states, and whether it may have any material impact on the Company and its security holders.

It is the Company's practice to consult with and obtain legal advice from outside counsel experienced in matters of United States law relating to sanctions, embargoes and similar restrictions regarding countries that may be viewed as state sponsors of terrorism or be otherwise subject to trade restrictions.

Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings; Securities & Exchange Commission (the "Commission") staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company's filings; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Adam G. Ciongoli

Adam G. Ciongoli
General Counsel


cc:  Jeffrey Riedler
     Pradip Bhaumik


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